GLOBAL GEO SERVICES (PTY) LTD

Reg No2000/19232/07

VAT Reg No. 4930190196

Tel : 011 956 6264
Fax : 011 956 6264
global@ggs.co.za

P.O. Box 1574
Rant-en-dal
1751

Professional Geoscience Services

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the "40-F") of Platinum Group Metals Ltd. (the "Company") for the fiscal year ended August 31, 2007 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the "AIF") and Management's Discussion and Analysis ("MD&A") of the Company, which are incorporated by reference therein.

The undersigned hereby consents to the use in the 40-F, the AIF and the MD&A of the undersigned's name and information derived from the report titled "Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)" dated January 15, 2007.

Global Geo Services (Pty) Ltd

By: Global Geo Services (Pty) Ltd
Name: C J Muller
Title: Director

Date: November 28, 2007

Charles J. Muller

Date: November 28, 2007